Filed Pursuant to Rule 424(b)(3)

Registration No. 333-119254

Prospectus Supplement No. 2

(to Prospectus dated October 15, 2004, as amended and supplemented by

Prospectus Supplement No. 1 dated November 16, 2004)

This Prospectus Supplement No. 2 supplements and amends the Prospectus dated October 15, 2004, as amended and supplemented by Prospectus Supplement No. 1 dated November 16, 2004 (as so amended and supplemented, the “Prospectus”), relating to the resale of shares of common stock, no par value per share, of i2 Telecom International, Inc. You should read this Prospectus Supplement No. 2 in conjunction with the Prospectus.

Attached hereto and incorporated by reference herein is i2 Telecom’s Current Report on Form 8-K filed on December 28, 2004. This Prospectus Supplement No. 2 should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 2 supersedes the information contained in the Prospectus.

The Prospectus, together with this Prospectus Supplement No. 2, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to the offers and sales of the i2 Telecom common stock offered hereby.

The i2 Telecom common stock is listed on the Over-the-Counter Bulletin Board under the symbol “ITUI.” The last reported sale price of the i2 Telecom common stock as reported on the Over-the-Counter Bulletin Board on December 27, 2004 was $0.75 per share.

See the section of the Prospectus titled “Risk Factors” for certain factors relating to an investment in the shares of i2 Telecom common stock offered hereby.

Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of the i2 Telecom common stock offered hereby or passed upon the adequacy or accuracy of the Prospectus or this Prospectus Supplement No. 2. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 2 is January 6, 2005.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): December 28, 2004 (December 22, 2004)

i2 Telecom International, Inc.

(Exact Name of Registrant as Specified in Charter)

Washington	0-27704	91-1426372
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1200 Abernathy Road, Suite 1800, Atlanta, Georgia 30328

(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (770) 512-7174

301 Yamato Road, Suite 2112, Boca Raton, Florida 33431

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

On December 22, 2004, the Board of Directors (the “Board”) of i2 Telecom International, Inc., a Washington corporation (the “Company”), elected Louis Libin to serve as a director of the Company until his successor is elected and qualified or until his earlier death, resignation or removal as a director. Mr. Libin has agreed to so serve.

There are no family relationships between Mr. Libin and any director or officer of the Company. No arrangement or understanding exists between Mr. Libin and any other person pursuant to which Mr. Libin was elected to serve as a director of the Company.

Item 9.01 Financial Statements and Exhibits.

(a) – (b) Financial Statements and Pro Forma Financial Information. None.

(c) Exhibits.

99.1	Press release dated December 22, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i2 TELECOM INTERNATIONAL, INC.

By:	/s/ Paul Arena
Paul Arena
Chief Executive Officer

Dated: December 28, 2004

EXHIBIT INDEX

99.1    Press Release Dated December 22, 2004

EXHIBIT 99.1

Investor Contact:

David K. Waldman/ Jody Burfening

Lippert/Heilshorn & Associates

212-838-3777

dwaldman@lhai.com

Louis Libin Joins i2Telecom International Board of Directors

Former Chief Technology Officer for NBC Expands Board to Six Members

ATLANTA, GEORGIA – December 22, 2004 - i2Telecom International, Inc. (OTCBB: ITUI), an emerging leader in voice/data communications technology for the Internet, including Voice over Internet Protocol (VoIP) services, today announced that it has appointed Louis Libin to its board of directors, increasing the number of board members to six.

Mr. Libin, age 46, is the founder, president and chief executive officer of Broad Comm, Inc., a consulting group specializing in technology and telecommunications. His clients at Broad Comm have included General Electric, ABC, NBC, CBS, Turner Broadcasting, CNN, Thomson, and the International Olympic Committee. Before founding Broad Comm in 1996, Mr. Libin was director of engineering, and chief technology officer for NBC (1983-1996), and he previously held senior management position with the Unisys Corporation. He was also a founder of an interactive television company; and a public safety technology software company.

Mr. Libin has represented the United States on satellite and transmission issues at the International Telecommunications Union (ITU) and the telecommunications arm of the United Nations, and he has served as a member of the FCC Advisory Committee on Spectrum scenarios. He chaired the communications committees for both the Republican and Democratic Presidential Conventions in 2004 and directed all communications for the 1996 Atlanta Summer Olympics and the 2002 Winter Olympics in Salt Lake City. Mr. Libin was responsible for the relationships, the business and technical specifications, and the implementation of the first “Solar Net Villages” in Central America, which brought wireless broadband Internet access to rural communities in Honduras, El Salvador and Nicaragua.

“We are delighted that Mr. Libin has agreed to join our board as an independent director,” stated Paul Arena, chairman and chief executive officer of i2Telecom International, Inc. “As the former chief technology officer for NBC, overseeing NBC’s and General Electric’s wireless licensing, Louis’ extensive business and technology expertise in the telecommunications and broadband industries, as well as his extensive industry contacts, should contribute greatly to the success of i2Telecom’s global growth strategy.”

About i2Telecom International, Inc.

i2Telecom International, Inc. (OTCBB: ITUI) is a low-cost telecommunications service provider employing next generation Voice over Internet Protocol (“VoIP”) technology with operations based in Atlanta, Georgia; Redwood City, California; and Beijing, China. The Company controls its own proprietary technology and outsources its production and service functions to strategic partners. i2Telecom International provides microgateway adapters (InternetTalker™, Morpheus Voicebox™, EVoIP-4310™, VoiceStick™), VoIP long distance and other enhanced communication services to subscribers, and its proprietary technology platform is built to the Session Initiation Protocol (“SIP”) standard. i2Telecom International’s revenue model is multi-faceted and includes prepaid revenue from the sale of its integrated access devices, recurring monthly subscriptions, call minute termination fees and original equipment manufacturer royalties. For additional information visit www.i2telecom.com.

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